August 29, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:	Max Sound Corporation Form 10-K for the Fiscal Year Ended December 31, 2010 File No. 000-51886 Filed March 31, 2011

Dear Mr. Gilmore:

We represent Max Sound Corporation (“Max Sound” or, the “Company,” “we,” “us,” or “our”).  By letter dated August 17, 2011, the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “Annual Report”) filed on March 31, 2011. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response and proposed Form 10-K/A is attached hereto as Annex 1. Upon your approval of our responses and proposed amendment, we will file with the SEC a formal amendment to the Annual Report.

Form 10-K for the Fiscal Year Ended December 31. 2010

Research and Development, page 6

1.
You disclose that the other acquired holdings are now a critical part of the company's research and development for your Max Sound marketing efforts. Please explain to us and in future filings disclose how each holding supports the company's Max Sound marketing efforts.

Response: The Annual Report on Form 10-K/A has been revised on page 6 to disclose how each holding supports our marketing efforts.

2.
On page 1 you disclose that in January 2010 the company launched the Internet search engine and networking website www.soact.net. Please clarify for us and in future filings disclose the status of the company's operations for the So Act Network web-site. While we note that this web-site appears to still be in existence and that you continue to be paying endorsement fees, it is not clear how this website is a search engine or networking website or what the purpose of the website is.

Response: The Annual Report on Form 10-K/A has been revised on page 1 to disclose that while the SoAct.net web site is still operational, as of August 16, 2011, the So Act social media Network has officially been taken down so as to eliminate any cost related to daily operation and management thereto. The social media found on the website is solely related to Max Sound.

Management's Discussion and Analysis or Plan of Operations

Results of Operations, page 11

3.
We note your footnote disclosure to the tabular presentation of results of operations indicating that the line items Endorsement Fees and Consulting Fees represent  mainly non-recurring compensation in the form of stock. In light of the significance of these line items to the company's results of operations and financial condition, please provide us, and in future filings disclose, a more robust explanation of the significant endorsement and consulting arrangements in place, including the duration of the arrangements, the specific benefits the company receives, and the continuing impact on results. Provide us with an update on endorsement arrangements as we note that you continue to recognize significant endorsement fees in the quarter ended June 30, 2011 despite that company's recent strategic shift to focus on the Max Sound technology.

Response: The Annual Report on Form 10-K/A has been revised on page 11 to disclose that the only endorsement fees recorded on the Company’s Profit and Loss Statement for the quarter ended June 30, 2011 relate to the amortization of contracts entered into in the latter part of 2009. Such contracts are being amortized over the length of the contract, or 24 months.

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Polices and Organization

(H) Identifiable Intangible Assets, page F-8

4.
We note that at December 31, 2010 the company reported approximately $7.5 million of capitalized costs related to registering a trademark and acquiring technology rights that you determined have an indefinite useful life. For each separately identifiable intangible asset, please tell us how you considered the guidance in paragraphs 35-1 through 35-5 of ASC 350-30-35 in determining that the asset has an indefinite useful life.

Response: We reported intangible assets of $7,500,275 as of December 31, 2010, representing capitalized costs related to registering a trademark and acquiring technology rights.  The intangible assets were not combined into one single unit and were considered to be separately identifiable intangible assets as of December 31, 2010.

a.
The first asset is the costs associated with registering a trademark in the amount of $275.  The trademark is associated with the So Act Network social media network technology and website.  As of December 31, 2010, the Company was continuing to market their social media network website and technology to consumers.  The determination that this asset has an indefinite useful life as of December 31, 2010, was based on our interpretation of ASC 350-30-35-4.  The Company has determined that the trademark has an indefinite life due to their social media networking technology is seen to be cutting edge technology, and there are no legal, regulatory, contractual, or competitive factors that limit the useful life of the asset, thus there doesn't appear to be any limit on the period of time over which it is expected to contribute to the cash flows of the reporting entity.

b.
The second asset is the costs associated with the acquisition of technology rights in the amount of $7,500,000.  The technology rights were for the Max Sound technology which the Company has started to market to consumers in 2011.  The determination that this asset has an indefinite useful life as of December 31, 2010, was based on our interpretation of ASC 350-30-35-4.  The Company has determined that the Max Sound technology has an indefinite life due to this technology is seen to be cutting edge technology, and there are no legal, regulatory, contractual, or competitive factors that limit the useful life of the asset, thus there doesn't appear to be any limit on the period of time over which it is expected to contribute to the cash flows of the reporting entity.

5.
In consideration of your going-concern status, please explain to us how that assessment reconciles to your assessment of the recoverability of your trademark and acquired technology rights. Refer to ASC 350-30-35-18 and provide us with your comprehensive annual impairment analysis for each separately identifiable intangible asset, including a description of your methodology and assumptions for estimating the fair value as of December 31, 2010. If you combine any of the intangible assets into a single accounting unit for impairment analysis purposes, please provide us with an explanation of how you applied paragraphs 35-26 through 35-26 of ASC 350-30-35 in determining the appropriate units of accounting.

Response:The determination of the Company's going-concern status was made based on the evaluation of the Company's ability to meet its obligations as they become due for a period not to exceed one year beyond the date of the financial statements being audited.  Historically, the Company has relied primarily on the ability of the principal stockholder to loan money to the Company and the Company's ability to raise capital through the sale of stock in order for the Company to meet its' obligations.  Being that there is no certainty that the principal stockholder will continue to loan the Company money or the Company would raise additional capital through stock sales, the determination that the Company was in the going-concern status was made as of December 31, 2010.

The assessment of recoverability of the trademark and/or technology rights were based on determining each asset's Fair Market Value (FMV) as of December 31, 2010, and was not related to the determination that the Company was in the going-concern status.

a.
The first asset, a $275 trademark, was analyzed and determined to have a FMV in excess of $275 as of December 31, 2010.  This valuation was based on the Company's determination that as of December 31, 2010, the Company had not changed the expected use of the asset by the Company, the asset's useful life, and there were no known legal, regulatory, or contractual provisions that would limit the useful life of the asset.

b.
The second asset is the purchase of technology rights in the amount of $7,500,000 which occurred on May 11, 2010.  Per our interpretation of ASC 350-30-35-18, an intangible asset that is not subject to amortization shall be tested for impairment annually.  Being that the asset was purchased within the 12 months prior to December 31, 2010; the Company determined that the FMV as of December 31, 2010, was equivalent to the FMV of the asset as of the purchase date of May 11, 2010.

In determining the FMV as of December 31, 2010, the Company relied on their interpretation of FMV as defined in ASC 820-10-20 which defines Fair Value as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.  FMV was established for this asset on May 11, 2010, at the time the Company purchased the asset from an unrelated third party in an orderly transaction.  The Company further analyzed the asset for impairment from the time of purchase up to December 31, 2010, by determining the following:

(i)	The Company has not changed the expected use of the asset by the Company, nor are there any plans to sell or otherwise dispose of the asset.

(ii)	There were no changes to the legal, regulatory, or contractual provisions that may limit the useful life of the asset.

(iii)	There were no changes within the industry that would have made the asset become obsolete or reduce in demand.

Sincerely, /s/ Christine M. Melilli, Esq. Christine M. Melilli, Esq.